

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 9, 2006

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re:** **Foothills Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 10, 2006**
> **File No. 333-137925**

Dear Mr. Bosché:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Filed October 10, 2006

Management's Plan of Operation, page 55

Hedging Transactions, page 56

1.   As you are contractually obligated to hedge a significant portion of oil and gas production, please revise your disclosures to provide the information required by SFAS 133 and related interpretive guidance.

In addition, please disclose if applicable, to what extent J. Aron & Company is the counterparty to the hedges you have entered into, and whether the terms of any such transactions are at least as favorable as they would be with a non-related party.

Certain Relationships and Related Transactions, page 71

2.   You explain that Christopher P. Moyes is the beneficial owner of 6.8% of your common stock as of October 6, 2006. Please revise your disclosure to reconcile this amount to the 7.3% beneficial ownership indicated in the Beneficial Owners' table on page 67.

Description of Securities, page 74

3.   Revise your disclosures to provide the material terms of your registration rights agreements, as required by SFAS 129.

Experts, page 78

4.   Please revise your disclosure to remove the reference to the audit of the financial statements for the year ended December 31, 2004.

Financial Statements, Page F-1

5.   Please provide the historical financial statements of the TARH properties you acquired in September 2006, as required by Item 310 of Regulation S-B. Please note that this registration statement will not be declared effective prior to you filing such financial statements. We may have further comments on such financial statements once they are filed.

6.   Please monitor your need to update your historical financial statements to comply with the guidance in Item 310 of Regulation S-B.

Consolidated Statement of Stockholders' Deficit, page F-5

7.   Revise your statement to provide a line item for the inception date, in order to clearly show that the information provided is for the inception to date period.

Engineering Comments

Business, page 57

Texas, page 58

8.   We note your acquisition of "four oilfields in southeastern Texas". If you plan to disclose proved oil and gas reserves in a subsequent amendment, please submit to us the petroleum engineering reports – in hard copy and electronic (PDF/spreadsheet) format - you will use as the basis for such disclosures. We may have additional comments upon completion of our review.

        Please direct these engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-7010
        Attn: Ronald M. Winfrey

9.   Here you state, "These interests represent working interests ranging from 95% to 100% in the four fields, which contain more than 30 productive reservoirs between 800 feet and 4,500 feet". Please amend your document to support this statement with reliable technical evidence. You may contact us for assistance in this or any other matter.

Oklahoma, page 58

10.   We note your statement, "However, much promise remains in the deeper portion of the basin that is characterized by stratigraphic traps in the Pennsylvanian Morrow formation and structural traps in the Ordovician Hunton formation, two of the formations targeted by the Company." Please amend your document to balance this with the facts that, for these deeper formations, the drilling is more expensive and 3-D seismic data is less reliable

Project Status, page 59

11.   We note your statement, "Shallow proved producing, proved undeveloped, and probable reserves overlie additional deeper potential, defining a project that will involve drilling between 3,000 and 10,500 feet." Please amend your document to support this statement with reliable technical evidence and address the extent of your ownership therein. Be advised that Instruction 5 to Item 102 of Regulation S-K generally prohibits the disclosure of unproved reserves in any document publicly filed with the Commission.

Texas Properties, page 60

12.   We note your statement, "In addition, the seismic surveys in these areas show a strong gas signature over gas reservoirs, a Direct Hydrocarbon Indicator ("DHI"). This "DHI" effect directly contributed to the discovery of two nearby natural gas fields from the Vicksburg reservoirs." Please amend your document to balance this with the fact that this seismic DHI cannot reliably identify reservoirs that are economically productive of hydrocarbons.

13.   We note your statement, "To date, the Hematite Field, which is located immediately adjacent to the Goose Creek East Field, has produced 22 billion cubic feet of gas equivalent ("bcfe") from eight wells and the Eagle Bay Field has produced 156 bcfe from 15 wells." Please amend your document to disclose your ownership, if any, in the Hematite and Eagle Bay fields.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director